Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

Vacasa, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

91854V107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91854V107	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons Eric Breon
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 510,930
	6	Shared Voting Power 65,723,767
	7	Sole Dispositive Power 510,930
	8	Shared Dispositive Power 65,723,767

9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,234,697
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 23.6%
12	Type of Reporting Person IN

CUSIP No. 91854V107	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Mossytree Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Oregon

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 65,723,767
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 65,723,767

9	Aggregate Amount Beneficially Owned by Each Reporting Person 65,723,767
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 23.5%
12	Type of Reporting Person CO

CUSIP No. 91854V107	Schedule 13G	Page 3 of 7

ITEM 1.	(a)	Name of Issuer:

Vacasa, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

850 NW 13th Avenue, Portland, OR 97209

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Eric Breon

Mossytree Inc. (“Mossytree”)

(b)	Address or Principal Business Office:

The principal business address for each of Eric Breon is c/o Vacasa, Inc., 850 NW 13th Avenue, Portland, OR 97209 and Mossytree is 264 NW MacLeay Blvd, Portland, OR 97210.

(c)	Citizenship of each Reporting Person is:

Eric Breon is a citizen of the United States. Mossytree is organized under the laws of Oregon.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

91854V107

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, based on the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 28, 2021.

CUSIP No. 91854V107	Schedule 13G	Page 4 of 7

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Eric Breon	66,234,697	23.6%	510,930	65,723,767	510,930	65,723,767
Mossytree Inc.	65,723,767	23.5%	0	65,723,767	0	65,723,767

Mossytree is the record holder of 605,777 shares of Class A Common Stock and 65,117,990 common units of Vacasa Holdings LLC, which may be redeemed by the Reporting Persons for shares of Class A Common Stock on a one-for-one basis. Eric Breon is the President of Mossytree and in such capacity may be deemed to share beneficial ownership of the securities held of record by Mossytree.

In addition, Mr. Breon beneficially owns 510,930 shares of Class A Common Stock underlying currently vested stock appreciation rights.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Mossytree, certain affiliates of Silver Lake Partners, certain affiliates of Riverwood Capital Partners, Level Equity Management, TPG Pace Solutions Corp. and Mossytree Inc. (collectively, the “Stockholders”) are parties to a Stockholders Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, certain of the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. The other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

CUSIP No. 91854V107	Schedule 13G	Page 5 of 7

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 91854V107	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 10, 2022

Eric Breon

/s/ Eric Breon

Mossytree Inc.

By:	/s/ Eric Breon
Name:	Eric Breon
Title:	President

CUSIP No. 91854V107	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.